IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

SIX DIMENSIONS, INC.,	§	
	§	
Plaintiff,	§	
	§	
v.	§	Civil Action No. H-17-2680
	§	
PERFICIENT, INC. *and* LYNN	§	
BRADING,	§	
	§	
Defendants.	§	

ORDER

Pending before the Court are Defendant Brading's Motion to Dismiss the Verified Complaint (Document No. 10) and Defendant Perficient's Motion to Dismiss the Verified Complaint (Document No. 11). Having considered the motions, submissions, and applicable law, the Court determines both motions should be denied without prejudice at this time.

Defendants Lynn Brading and Perficient, Inc. (collectively, "Defendants") have moved for dismissal of all of Plaintiff Six Dimensions, Inc.'s ("Plaintiff") claims pursuant to Federal Rule of Civil Procedure 12(b)(6) for failure to state a claim. Federal Rule of Civil Procedure 8 requires a pleading contain "a short and plain statement of the claim showing that the pleader is entitled to relief." FED. R. CIV. P. 8(a)(2). The Court has reviewed Plaintiff's complaint and finds some of Plaintiff's claims do not meet the pleading requirements set forth in Rule 8.

However, courts generally allow one chance to amend a deficient pleading before dismissing with prejudice. *Great Plains Tr. Co. v. Morgan Stanley Dean Witter & Co.*, 313 F.3d 305, 329 (5th Cir. 2002). Therefore, Plaintiff is granted leave to amend its complaint so that the complaint is responsive to the issues raised by Defendants' motions to dismiss and is compliant with Rule 8. Accordingly, the Court hereby

ORDERS that Defendant Brading's Motion to Dismiss the Verified Complaint (Document No. 10) is **DENIED WITHOUT PREJUDICE**. The Court further

ORDERS that Defendant Perficient's Motion to Dismiss the Verified Complaint (Document No. 11) is **DENIED WITHOUT PREJUDICE**. The Court further

ORDERS that Plaintiff shall file an amended complaint that is compliant with Rule 8 within twenty-one days from the date of this Order. Failure to file an amended complaint within twenty-one days will result in dismissal of Plaintiff's case without further notice.

SIGNED at Houston, Texas, on this __8__ day of June, 2018.



DAVID HITTNER
United States District Judge